NEWS RELEASE 08-13	May 13, 2008

FRONTEER REPORTS FIRST QUARTER 2008 RESULTS

Fronteer Development Group Inc. (“Fronteer” or the “Company”) (FRG – TSX/AMEX) reports its financial and operating results for the three months ended March 31, 2008. Details of the Company’s financial results are described in the unaudited consolidated financial statements and Management’s Discussion and Analysis for the three months ended March 31, 2008. Further details on each of Fronteer’s projects and activities can be found on the Company’s website: http://www.fronteergroup.com and on SEDAR at http://www.sedar.com. All amounts are presented in Canadian dollars unless otherwise stated.

Overview

The Company is a gold-focused exploration and development company committed to discovering and advancing big deposits with strong production potential. The Company’s vision is to become a multi-billion-dollar, gold-growth Company advancing a pipeline of projects stretching from exploration through to production.

The Company has an interest in several major gold and copper-gold projects throughout Nevada, USA and northwest Turkey. Among its large portfolio of precious metal mineral rights in Nevada, the company’s key projects include Northumberland, one of the largest undeveloped Carlin-style gold deposits in the state; Long Canyon, a discovery defining an entirely new gold trend in the Eastern Great Basin; and, Sandman, a property which Newmont Mining Corporation (“Newmont”), subject to finalizing a formal joint-venture agreement, has the option of advancing to a production decision within 36 months. In Turkey, Fronteer has built and retained a 40% interest in a new mineral district that includes two gold deposits and a copper-gold porphyry deposit, called Agi Dagi, Kirazli and Halilaga, respectively. Fronteer is also the founding and largest shareholder at 42.2% of Aurora Energy Resources Inc. (“Aurora”) a company focused on advancing a pipeline of growing uranium deposits in Labrador, Canada. Aurora is listed on the Toronto Stock Exchange under the symbol AXU.

Significant Events

Significant events for the three months ending March 31, 2008, through the date of this release are:

  Signing of a letter of intent with Newmont where Newmont may earn an initial 51% interest in Sandman by spending a minimum US$14 million on exploration and making a production decision supported by a bankable feasibility study, a commitment to fund and construct and, the undertaking to advance necessary permits within 36 months. Newmont may earn an additional 9% interest in Sandman by spending a further US$9 million on development. Fronteer retains a 2% NSR on production of the first 310,000 ounces at Sandman. Fronteer can also elect to have Newmont arrange financing for its 40% of development costs.

  Fronteer retains a 100% interest in the Northumberland Project and through the above mentioned Sandman deal will gain access to Newmont’s N2TEC flotation technology for Northumberland.

  The Nunatsiavut government in Labrador voted eight-to-seven in favour of implementing a three- year moratorium on the working, production, mining and development of uranium on Labrador Inuit lands, which directly affects the Company’s investment in Aurora. Uranium exploration is unaffected by the moratorium.

Exploration Projects

Exploration and acquisition expenditures, net of recoveries but including stock based compensation, for the three months ended March 31, 2008 and 2007 totaled $305,093 and $205,392 in Turkey (including costs added to Investment in Turkish Properties), and $75,085 and $108,548 in the Yukon, Canada, respectively. For the three months ended March 31, 2008, the Company has also expended $2,830,107 on its properties in Nevada, USA. The properties in Nevada were acquired with the purchase of NewWest Gold Corporation in September 2007, and thus there are no expenditures for the corresponding three months ended March 31, 2007.

The Company has a cash exploration budget of approximately US$14,000,000 for its Nevada assets in 2008, while Teck Cominco Limited’s Turkish subsidiary (“TCAM”) has proposed a total budget of approximately US$4,600,000 for the Agi Dagi, Kirazli and Halilaga projects in Turkey, US$3,000,000 of which relates to Halilaga which will be solely funded by TCAM. Aurora is currently evaluating its exploration and development budgets for 2008, in light of the Nunatsiavut government moratorium decision. Permitting delays at the southwest portion of Long Canyon, the Central Zone at Halilaga and Kirazli may delay the start of drilling. However, drilling has now commenced on the permitted sections of Long Canyon and Halilaga.

Selected Financial Data
This summary of selected financial data should be read in conjunction with the Management Discussion and Analysis (“MD&A”) and the unaudited consolidated financial statements and related notes thereto for the periods indicated.

	Three months ended March 31,
	2008	2007
Net loss	(6,223,412)	(1,142,677)
Basic and diluted earnings per share	(0.07)	(0.02)
Cash used in operations	(2,481,501)	(1,264,441)
Cash invested in mineral properties and deferred
exploration	1,693,286	563,853
Cash generated by financing activities	97,800	62,686,357

	As at
	March 31, 2008	December 31, 2007
Cash and cash equivalents	98,523,118	99,039,334
Working capital	98,463,531	96,903,057
Investment in Aurora (1)	76,317,901	76,696,684
Investment in Turkish Properties (2)	12,634,985	12,957,378
Exploration properties & deferred exploration
expenditures	226,547,378	223,852,971
Total assets	419,648,592	426,437,437
Asset retirement obligations	1,282,493	1,252,254
Shareholders’ equity	360,796,401	366,849,777

(1)

The Company accounts for its investment in Aurora using the equity method of accounting. At March 31, 2008, the Company owns 42.2% (December 31, 2007-42.3%) of Aurora. Total market capitalization of Aurora at March 31, 2008, was approximately $395 million (December 31, 2007 - $989 million).

(2)	The Company began to account for its investments in the Agi Dagi, Kirazli and Halilaga projects as an equity accounted investment in 2007. The Company owns 40% of three TCAM subsidiaries.

The Company’s net loss for the three months ended March 31, 2008 was $6,223,412 or $0.07 per share compared to net loss of $1,142,677 or $0.02 for three months ended March 31, 2007. Contributing to the period-over-period differences was the recognition of increased operating expenses such as, stock-based compensation, wages and benefits, property investigation, office and general, and accounting and audit. Also the Company experienced increases in other expenses such as foreign exchange and changes in the fair value of financial instruments. Offsetting the above noted increases in operating expenses were the recognition of a gain on the sale of a long term investment and increased interest income on cash reserves.

Stock-based compensation expense (a non-cash expense) for the three months ended March 31, 2008 increased to $4,063,294 from $144,367 for the three months ended March 31, 2007. Stock-based compensation expense is comprised of the fair value of stock options granted to employees, directors and consultants, using the Black-Scholes option pricing model. The Company also recognized an unrealized foreign exchange loss of $1,621,421, primarily relating to the translation of a US$ denominated future income tax liability.

During the quarter, the Company realized a gain of $1,768,235, on the sale of shares of Latin American Minerals Inc. (“LAT”).

Liquidity

At March 31, 2008, the Company had cash on its balance sheet of $98,523,118 and working capital of $98,463,531 as compared to cash of $99,039,334 and working capital of $96,903,057 at December 31, 2007. The change in cash and working capital of $516,216 and $1,560,474, respectively, is primarily due to cash exploration expenditures of $1,693,286 and cash used in operations of $2,481,501 during the period, offset by the sale of the Company’s investment in LAT which brought in proceeds of $5,295,450.

The Company currently has no operating revenues other than interest income and relies primarily on equity financing as well as the exercise of options to fund its exploration and administrative costs.

About Fronteer

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has a 40% interest in three excellent gold and copper-gold projects in western Turkey, an extensive portfolio of advanced stage gold projects in Nevada, and a 42.2% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Sean Tetzlaff, Chief Financial Officer
PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential for production, potential timing of receipt of permits and exploration, project registration and classification of future mineral resources and potential size of mineralized zones/deposits, timing of resource estimate and size and type of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward- looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, relationships with aboriginal peoples and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.